December 4, 2015

Daniel L. Gordon	Mark Rakip
Senior Assistant Chief Accountant	Staff Accountant
Securities and Exchange Commission	Securities and Exchange Commission
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549	Washington, D.C. 20549
Telephone: (202) 551-3486	Telephone: (202) 551-3573

Re:	Safeguard Scientifics, Inc. Form 10-K for the Year Ended December 31, 2014 Filed on March 6, 2015 File No. 1-5620

Dear Mr. Gordon & Mr. Rakip:

This letter responds to your letter dated December 1, 2015, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the year ended December 31, 2014 (the “2014 Annual Report”). For your convenience, we have included the Staff’s comments in italics before our response.

Form 10-K for the Year Ended December 31, 2014

Item 1A. Risk Factors

We may have to buy, sell or retain assets when we would otherwise not wish to do so…, page 13

1.
Please provide to us your analysis supporting your conclusion that you are in compliance with the 40% Test. We note as of September 30, 2015 your Ownership interests in and advances to partner companies comprised approximately 58% of total assets.

Response: In the hope of providing some context for our response to your current inquiry, we are including below a similar inquiry we received from the Staff in 2010 regarding our 2009 10-K and our response thereto. Following such inclusion, we provide our response to your current inquiry.

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FROM STAFF LETTER DATED SEPTEMBER 14, 2010 AND OUR RESPONSE THERETO DATED SEPTEMBER 21, 2010:

Form 10-K for the Year Ended December 31, 2009

Financial Statements and Notes

General

1. As disclosed on page 15, we note that you do not believe that you are an investment company under the Investment Company Act because you are compliant with the 40% test which requires the value of investments securities to be below 40% of the value of total assets. We also note that securities issued by companies other than consolidated partner companies are generally considered “investment securities”. Given the value of your ownership interests in various partner companies, please clarify how you determined that you are compliant with the 40% test and thus not an investment company under the Investment Company Act.

Response: In response to your first comment, we first note the description we include elsewhere in our 2009 Annual Report concerning our business model. To paraphrase here, we acquire interests in our partner companies and attempt to build value in such partner companies by providing not only capital, but also a wide range of strategic, operational and management resources to such companies. While we, at present, do not own interests in any partner companies which are consolidated for purposes of our financial reporting, we do own significant equity interests in the large majority of our partner companies.

We are never a passive investor in our partner companies. When we establish a relationship with a new partner company we not only provide funding but also take board seats (generally commensurate with our equity holdings) in such partner company that give us an ongoing level of active oversight of such company. At the same time, we negotiate with the issuer and other equity participants to obtain rights as an equity owner that give us a very influential position, if not control that rises to the level required for financial statement consolidation, over decisions regarding further financing activities of such company, budgeting, strategic planning, hiring and firing of senior management, and mergers and acquisitions. In situations where we are not the only party participating in the financing of a partner company, we will typically put arrangements in place among and between ourselves and such other equity holders that establish rules regarding the coordinated behavior of such participants. These arrangements further contribute to the level of influence we exercise at such companies.

In your first comment you note the first portion of a sentence that is included in one of the risk factors disclosed on page 15 of our 2009 Annual Report. It is important to note not just the first portion of that sentence, but the full sentence. What we state there is: “Securities issued by companies other than consolidated partner companies are generally considered “investment securities” for purposes of the Investment Company Act; unless other circumstances exist which actively involve the company holding such interests in the management of the underlying company.” Consistent with our business model, as described herein and in our 2009 Annual Report, the major part of our partner company interests fall into the category described in the second portion of the quoted sentence because we are actively involved in the management and operation of these partner companies.

For purposes of our Investment Company Act compliance analysis and our determination of whether a particular partner company interest that we hold does or does not constitute an “investmnent security”, we follow the regulatory guidance which has developed over time concerning what constitutes an “investment security” under the Investment Company Act and what does not.

Specifically, most of our partner company interests are “joint venture” interests falling within the New World Associates and ML Research and Development Partners no-action letters1 and other precedents which establish that an ownership interest should not be treated as an Investment Company Act “security” or “investment security” where a combination of features – which may include involvement in management and operation of the underlying business; particular expertise relevant to the underlying business; board representation; veto rights related to certain board decisions; rights of consultation on certain decisions; relative size of ownership; level of negotiations involved in connection with the establishment of the overall relationship; seconded employees; restrictions on transfer; etc. – are present. We analyze each of our partner company ownership interests on an individual and on-going basis to continually assess the status of each such interest for purposes of the Investment Company Act.

At present 12 out of 17 of our partner company relationships qualify for characterization as joint venture interests which are not “securities” under the Investment Company Act or other securities laws based on the precedents cited above. The asset value calculation that results, based on these characterizations and the individual value of each partner company interest (as well as the value of the remainder of our assets) confirms that less than 40% of our total assets (as required to be calculated under the Investment Company Act) are “investment securities,” and, therefore, we are not an investment company under the Investment Company Act.

We hope that the above explanation is helpful in further understanding how we reach the conclusions that we do regarding our status under the Investment Company Act.

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Supplementally, in response to your current inquiry, we would add that, at the time of the filing of our 2014 10-K, twenty-two out of twenty-four of our partner company relationships qualified for characterization as joint venture interests (as determined in accordance with the factors described above). The asset value calculation that resulted, based on these characterizations and the individual value of each partner company interest as of such time (as well as the value of the remainder of our assets), confirmed that less than 40% of our total assets (as required to be calculated under the Investment Company Act) were “investment securities” and, therefore, we were not an investment company under the Investment Company Act.

We hope that the above sufficiently responds to your inquiry.

In connection with this response, as requested by the Staff, we acknowledge that:

•	Safeguard Scientifics, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you need additional copies of this response or have any questions or additional comments please call the undersigned at (610) 975-4906.

Sincerely,

/s/    Jeffrey B. McGroarty

Jeffrey B. McGroarty
Senior Vice President and
Chief Financial Officer

1 New World Associates, SEC No-Action Letter (Aug 19, 1985); ML Research and Development Partners I, L.P. SEC No-Action Letter (Sept 24, 1984). See also Williamson v. Tucker, 645 F.2d 204 (5th Cir. 1981).

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